Exhibit 8.2

BOSTON     CONNECTICUT     NEW JERSEY     NEW YORK     WASHINGTON, DC

August 6, 2015

Protonex Technology Corporation

153 Northboro Road

Southborough, MA 01772

Dear Ladies and Gentlemen:

We have acted as counsel to Protonex Technology Corporation, a Delaware corporation (“Protonex”), in connection with the proposed merger (the “Merger”) of BPC SubCo Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of Ballard Power Systems Inc., a corporation organized under the laws of Canada (“Ballard”), with and into Protonex, with Protonex as the surviving corporation pursuant to the Agreement and Plan of Merger, dated as of June 29, 2015, by and among Ballard, Merger Sub, Protonex, and Stockholder Representative (the “Merger Agreement”).  At your request, we are rendering our opinion on the U.S. federal income tax consequences of the Merger.  All capitalized terms used herein, unless otherwise specified, have the meanings assigned thereto in the Merger Agreement.

In providing our opinion, we have (i) relied upon the accuracy of the Registration Statement on Form F-4 filed in connection with the Merger by Ballard with the Securities and Exchange Commission on August 6, 2015 (the “Registration Statement”) and the documents therein serving as the Joint Proxy Statement of Protonex and Prospectus of Ballard included therein (and referred to as the “Joint Proxy Statement-Prospectus”); (ii) assumed that the certificates of officers of Ballard and Protonex as to certain factual matters and representations, dated the date hereof (the “Certificates”), will be complete and accurate as of the Effective Time of the Merger; and (iii) assumed that Ballard, Protonex, and their respective subsidiaries will treat the Merger for United States federal income tax purposes in a manner consistent with the opinion set forth below.  We also have assumed that the parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Merger Agreement.

We have examined the documents referred to above and the originals, or duplicates or certified or conformed copies, of such records, documents, certificates or other instruments and made such other inquiries as in our judgment are necessary or appropriate to enable us to render the opinion set forth below.  For purposes of this opinion, we have assumed that the Merger will be consummated in the manner described in the Merger Agreement and that the structure of the Merger will not be modified.  In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted to us as duplicates or certified or conformed copies, and the authenticity of the originals of such latter documents.  We have not, however, undertaken any independent investigation of any factual matter set forth in any of the foregoing.  The opinion expressed herein is conditioned on the initial and continuing accuracy of the facts, information and representations contained in the aforesaid documents or otherwise referred to above.

In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, administrative interpretations and judicial precedents as of the date hereof.

Based upon the foregoing, and subject to the qualifications and limitations stated herein and in the Registration Statement, we are of the opinion that, for U.S. federal income tax purposes, the Merger should qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, and we consent to the use of our name under the headings “Material U.S. Federal Income Tax Consequences” and “Legal Matters” in the Joint Proxy Statement-Prospectus constituting a part thereof.

/s/ DAY PITNEY LLP